January 13, 2011

Ms. Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re:	Claymore Exchange-Traded Fund Trust (File Nos. 333-134551 & 811-21906)

Dear Ms. Browning:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 101 (the “Amendment”) to the registration statement for Claymore Exchange-Traded Fund Trust (the “Trust”) filed on Form N-1A on September 1, 2010, registering the nine new series set forth in the Amendment (the “Funds”). Below, we describe the changes made to the registration statement in response to the staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.These changes will be reflected in Post-Effective Amendment No. 114 to the Funds’ registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Amendment.

GENERAL:

Comment 1.                      In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

Response 1.                      The “Tandy” representations are set forth at the end of this letter.

Comment 2.                      Please confirm that the Funds comply with the terms and conditions of the exemptive relief granted by the SEC to the Trust.

Response 2.                      We hereby represent that, to the best of our knowledge, the Funds comply with the terms and conditions of the exemptive relief granted by the SEC to the Trust.

Comment 3.                      In future filings pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”), please ensure that the filing is complete upon submission to the SEC, and do not leave blanks in the filing if such information would not be permitted to be omitted in a filing pursuant to Rule 485(b) under the Securities Act.

Response 3.                      We acknowledge the comment.

PROSPECTUS:

Comment 4.                      Please consider adding disclosure regarding the suitability of each Fund for potential investors—i.e., how a potential investor should choose one Fund over another.

Response 4.                      We believe the disclosure appropriately describes a Fund that will invest in high yield corporate bonds with a specified year of maturity, meaning that a Fund is aimed at investors desiring such exposure. We do not feel additional disclosure is necessary.

Comment 5.                      Please explain whether it is appropriate for each Fund’s investment objective to state that the Fund seeks investment results that correspond “generally” to the performance, before the Fund's fees and expenses, of its underlying index, and consider revising to remove the word “generally.”

Response 5.                      The Trust’s exemptive relief for index-based exchange-traded funds states that such funds will correspond “generally” to the performance of the applicable index. We therefore believe the use of the word “generally” is appropriate.

Comment 6.                      In the Fee Table for each Fund, please consider expressing “Distribution and service (12b-1) fees as “0.00%,” rather than “--%”.

Response 6.                      We respectfully acknowledge the comment. However, we believe that “—%” adequately indicates to investors that 12b-1 fees are not currently charged by the Fund.

Comment 7.                      Please add a footnote to each Fund’s Fee Table stating that “Other expenses” for the Fund have been estimated for the current fiscal year.

Response 7.                      The disclosure has been revised accordingly.

Comment 8.                      Please confirm that the Funds do not incur Acquired Fund Fees and Expenses, or if they do, such Acquired Fund Fees and Expenses do not exceed 0.01% of a Fund’s average net assets, or include the additional subcaption “Acquired Fund Fees and Expenses” as required by Item 3 of Form N-1A.

Response 8.                      The Funds currently do not expect to incur Acquired Fund Fees and Expenses.

Comment 9.                      Please confirm that each Fund does not presently have fee waiver or expense reimbursement arrangements in place.

Response 9.                      We confirm that no waiver or reimbursement arrangements are in place because each Fund pays a unitary management fee.

Comment 10.                    Please explain why it is appropriate for the Funds to omit the word “mutual” before the word “fund” in their response to Item 3 of Form N-1A.

Response 10.                      We believe including the phrase “other mutual funds” would indicate to the reader that the Fund is a mutual fund, which would be in violation of the Trust’s exchange-traded fund exemptive relief. In particular, the Trust’s exemptive application states, in relevant part, that no individual series of the Trust will be marketed or otherwise held out as a “mutual fund.”

Comment 11.                    Please confirm whether additional disclosure is warranted regarding a high portfolio turnover rate or active and frequent trading to the extent it is part of a Fund’s strategy, and if so, please revise the disclosure accordingly.

Response 11.                      A high rate of portfolio turnover is not a specific strategy of any Fund (as each Fund purchases and sells securities in accordance with its investment objective of tracking its underlying index), and the Funds do not currently expect to experience high portfolio turnover rates.

Comment 12.                                In each Fund’s “Principal Investment Strategies” section, please consider including a “plain English” summary of the disclosure describing each Fund’s underlying index (as disclosed in response to Item 9 of Form N-1A).

Response 12.                      The disclosure has been revised accordingly.

Comment 13.                                In the “Principal Investment Strategies” section for each Fund, please revise to make clear that each underlying index consists of high yield corporate bonds denominated in U.S. dollars, as indicated in the “Additional Information About the Funds’ Principal Investment Strategies and Principal Investment Risks” section.

Response 13.                      The disclosure has been revised accordingly.

Comment 14.                                In the “Principal Investment Strategies” section for each Fund, please revise to state whether the Funds may purchase securities that are in default or if there are any minimum credit rating requirements on the securities the Funds may purchase.

Response 14.                      As indicated in the “Additional Information About the Funds’ Principal Investment Strategies and Principal Investment Risks” section, each Fund’s underlying index will not include securities that are in default. The disclosure has been revised to indicate that the Funds do not have any minimum credit rating requirements.

Comment 15.                                Please confirm that shareholders will be notified if a Fund’s termination date changes, and please add disclosure that the Board of Trustees may change the termination date of a Fund without shareholder approval.

Response 15.                      We hereby confirm that a Fund will notify shareholders in the event that its termination date is changed by the Board of Trustees. The disclosure has been revised accordingly.

Comment 16.                                Please confirm that in accordance with each Fund’s investment objective to replicate the performance of its underlying index, each Fund will invest in the bonds in its underlying index and will not invest in derivatives or other investments that have economic characteristics that are substantially identical to the economic characteristics bonds that comprise the underlying index in lieu of investing in the bonds in its underlying index in seeking to achieve its investment objective.

 Response 16.                                As disclosed in the Prospectus, each Fund will invest at least 80% of its total assets in component securities (i.e., the bonds) that comprise its underlying index. As disclosed in the Prospectus, each Fund may invest in derivatives (and other securities and instruments that are not components of its underlying index) to a limited extent, as non-principal investment strategies in seeking performance that corresponds to its underlying index.

Comment 17.                                Please include disclosure in response to Item 9 of Form N-1A regarding circumstances under which the principal, interest or dividend payment terms of the fixed income securities in which the Funds invest may reset.

Response 17.                      We hereby confirm that such Funds do not invest in “floating rate” instruments whose interest rates reset at specified intervals. Therefore, we do not believe additional disclosure is necessary.

Comment 18.                                Please add disclosure explaining under what circumstances it may not be possible or practical to purchase all of the securities in an underlying index in proportion to their weightings in the underlying index, and therefore when a Fund may purchase a sample of the securities in its underlying index. Please also add disclosure explaining when the Investment Adviser would determine when to deviate in its investments from the weightings of the Index, indicating what criteria the Investment Adviser would evaluate to make such a determination and explaining how the Investment Adviser decides on the manner in which to make such alternate investments. Finally, please explain why securities would be added to or removed from an underlying index, and therefore when a Fund may purchase or sell securities in anticipation of their addition to or removal from the underlying index.

Response 18.                      The Investment Adviser’s determination to sample or to deviate from the weightings of the Index will depend on the circumstances and practical limitations applicable under those circumstances. Securities are added to or removed from an underlying index at each index rebalance, which is described under the “Index Construction” and “Index Methodology” sections of the Prospectuses, as applicable. Accordingly, we believe that the existing disclosure is appropriate.

Comment 19.                                Please confirm that the Funds may not, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions.

Response 19.                      As passively managed index-based ETFs, the Funds will not take temporary defensive positions to protect against potential market declines, as disclosed in the Prospectus under “Non-Principal Investment Strategies.”

Comment 20.                                Please confirm whether the Funds will use duration as a measurement in selecting portfolio securities. If so, please explain in the Prospectus.

Response 20.                      The disclosure has been revised to clarify that in seeking to track its underlying index, a Fund will generally attempt to ensure that its portfolio’s duration approximates the duration of the securities in the applicable Index, but duration is not a component factor in each Index’s construction.

Comment 21.                                Please confirm that the Investment Adviser is not involved in selecting the component securities of any Fund’s underlying index.

Response 21.                      We hereby confirm that the Investment Adviser is not involved in selecting the component securities of any Fund’s underlying index.

Comment 22.                                Please consider adding risk disclosure that as a Fund’s termination date approaches, its expense ratio may increase to the extent its assets decline due to redemptions by Authorized Participants.

Response 22.                      Even if redemption requests increase during the final months of each Fund’s operations, each Fund does not expect its expense ratio to increase to any material extent as a result of such redemptions. Each Fund operates under a unitary management fee structure in which the Adviser bears the operating expenses of the Fund, except for certain specified expenses. While brokerage commissions are generally borne by each Fund, these are unlikely to increase as a result of any such redemptions, as the redemption proceeds paid by the Fund will consist of in-kind bonds and/or cash that had been received by the Fund from bonds it held that have already matured. In addition, to the extent any trading expenses would be incurred if the Fund pays redemptions in cash and sells portfolio securities to obtain such cash, the Fund will charge additional redemption transaction fees to the redeeming Authorized Participant to cover those expenses. Accordingly, we do not expect the Funds’ expense ratios to increase to any material extent due to such redemptions, and we do not believe additional risk disclosure is necessary.

Comment 23.                                Please confirm whether “Foreign Issuers Risk” is a principal investment risk of each Fund, and if so, please change the disclosure under “Foreign Issuers Risk” to indicate that each Fund “will” in bonds of foreign corporations, rather than “may,” and please add corresponding disclosure to the “Principal Investment Strategies” section regarding foreign securities.

Response 23.                      “Foreign Issuers Risk” has been moved to the non-principal risks disclosure, as the Funds do not presently intend to invest in foreign securities as a principal strategy.

Comment 24.                                The “Fluctuation of Yield and Liquidation Amount Risk” for each Fund states that: “If the amount you receive as liquidation proceeds upon the Fund's termination is higher or lower than your cost basis, you may experience a gain or loss for tax purposes.” Please clarify whether there are costs associated with the liquidation of the Funds such that an investor could receive liquidation proceeds in an amount less than his or her purchase price, and whether Fund shareholders will bear the expenses associated with the Funds’ liquidation.

Response 24.                      As each Fund will hold bonds that mature in a specified year, each Fund will essentially automatically liquidate as all of its holdings reach maturity and are converted to cash. Therefore, while the shareholders would bear these expenses, any “liquidation expenses” are expected to be nominal. As disclosed in the Prospectus, the proceeds received by an investor upon a Fund’s liquidation may be less than the investor’s purchase price depending on the investment performance of the Fund’s portfolio securities.

Comment 25.                                Please confirm whether, as disclosed, each Fund will operate as a “non-diversified” fund for purposes of the Investment Company Act of 1940.

Response 25.                      We hereby confirm that the Index may at times be constituted in such fashion as to be “non-diversified” for Investment Company Act purposes, and thus the Fund intends to operate in such a manner as to be consistent with its “non-diversified” status. We hereby acknowledge that, pursuant to staff positions, if the Fund operates in “diversified” mode for any three-year period, it will no longer be permitted to operate in “non-diversified” mode without shareholder approval.

Comment 26.                                In the section “Additional Information About the Funds’ Principal Investment Strategies and Principal Investment Risks—Index Construction,” please define “Western Europe.”

Response 26.                      The disclosure has been revised accordingly.

Comment 27.                                The disclosure in the section “Non-Principal Investment Strategies” indicates that the Funds will not use swaps, options and futures for hedging purposes. Please clarify whether the Funds will use such instruments for speculative investment purposes only in “plain English.”

Response 27.                      We respectfully acknowledge the comment. However we feel that the present disclosure stating that each Fund may use swaps, options and futures in seeking performance that corresponds to its underlying index and in managing cash flows, but not for hedging purposes, clearly states the purposes for which a Fund will use such instruments.

Comment 28.                                The disclosure in the section “Non-Principal Investment Strategies” indicates that each Fund may borrow money from a bank up to a limit of 10% of the value of its assets, but only for temporary or emergency purposes, which seems to contradict the disclosure in the SAI under “Investment Restrictions,” which states that a Fund may (i) borrow money from banks for temporary or emergency purposes (but not for leverage or the purchase of investments) up to 10% of its total assets and (ii) make other investments or engage in other transactions permissible under the 1940 Act that may involve a borrowing, provided that the combination of (i) and (ii) shall not exceed 33 1/3% of the value of the Fund's total assets (including the amount borrowed), less the Fund's liabilities (other than borrowings). Please explain.

Response 28.                      We respectfully acknowledge the comment. However we feel that the present disclosure is not inconsistent as both the Prospectus and SAI clearly articulate that each Fund is limited to 10% of its assets when borrowing from banks for temporary or emergency purposes, while as disclosed in the SAI, the Fund may also engage in other transactions (such as reverse repurchase agreements) which may be deemed borrowings for purposes of the 1940 Act.

Comment 29.                                Please be aware of the Commission’s comment letter to the Investment Company Institute, dated July 30, 2010, regarding disclosure of investments in derivatives and accordingly, please disclose the specific derivatives a Fund will use and how and to what extent the Fund will use such derivatives in its investment strategy, and include specific corresponding risk disclosure.

Response 29.                      We respectfully acknowledge the comment.

Comment 30.                                Please confirm that the Participant Agreement for the Funds has been filed as an exhibit to the Trust’s registration statement.

Response 30.                      The Participant Agreement for the Funds was filed as Exhibit (e)(3) to the Amendment.

Comment 31.                                Please identify in a general manner any national holidays when shares will not be priced and specify any local or regional holidays when the Fund shares will not be priced, as prescribed in Item 11(a)(3) of Form N-1A.

Response 31.                      Disclosure has been added to clarify that the Fund’s shares will not be priced on days when the NYSE is closed, per Instruction 1 of Item 11(a)(3).

Comment 32.                                Please disclose who determines the “fair value” of portfolio securities and under what circumstances.

Response 32.                      We have revised the disclosure under “How to Buy and Sell Shares,” to clarify that “securities for which market quotations are not readily available, including restricted securities, are valued by the Investment Adviser by a method that the Investment Adviser believes accurately reflects fair value, pursuant to policies adopted by the Board of Trustees and subject to the ultimate supervision of the Board of Trustees.”

Comment 33.                                In the section “How to Buy Shares,” please confirm that the term “proper form” as it relates to the requirement that orders for shares must be placed in “proper form” is adequately defined.

Response 33.                      “Proper form” for orders to be placed is defined in the Participant Agreement for the Funds, which has been filed as an exhibit to the Amendment.

Comment 34.                                Please confirm that neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services, or include the statement prescribed by Item 8 of Form N-1A.

Response 34.                      The disclosure has been revised to incorporate disclosure comparable to the statement prescribed by Item 8 of Form N-1A.

SAI:

Comment 35.                                Please confirm that all non-principal investment strategies and risks of the Fund have been disclosed in the Prospectus, SAI or both, and that all principal investment strategies and risks are contained in the Summary section of the Prospectus. Please distinguish principal strategies and risks from non-principal strategies and risks in the SAI.

Response 35. We hereby confirm that all principal strategies and risks of the Fund are disclosed in the Summary section of the Prospectus and that all non-principal strategies and risks of the Fund are disclosed elsewhere in the Prospectus and/or in the SAI. The disclosure and headings indicate which strategies and risks are principal and non-principal.

Comment 36.                                Please disclose whether a Fund will concentrate in an industry or group of industries.

Response 36.                      As disclosed, if a Fund’s Underlying Index concentrates in an industry or group of industries, the Fund will concentrate its investments accordingly. If a Fund’s Underlying Index ceases to concentrate in an industry or group of industries, the Fund will cease concentrating its investments accordingly.

Comment 37.                                Please indicate whether the Funds may pledge their assets to secure borrowings. If so, please add a non-fundamental investment restriction or policy that limits a Fund’s pledging of assets to 33 1/3% of the Fund’s assets.

Response 37.                      We confirm that the Funds will not pledge their assets to secure borrowings.

Comment 38.                                With respect to disclosure regarding the Funds’ use of leverage, please add disclosure that a Fund will not purchase additional securities while the Fund has outstanding borrowings exceeding 5% of the Fund’s assets.

Response 38.                      We do not believe that the addition of this disclosure would be appropriate. While, as disclosed in the prospectus and SAI, each Fund may borrow money from a bank up to a limit of 10% of the value of its assets (but only for temporary or emergency purposes), there may be circumstances where a Fund may need to purchase securities for its portfolio (for example, in connection with an index rebalance) while such temporary or emergency borrowings remain outstanding. Such purchases would be consistent with the Funds’ current disclosure and fundamental and non-fundamental investment restrictions and policies.

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Consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529. Thank you.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz